PROGEN
                                                              INDUSTIRES LIMITED
                                                              ABN 82 010 975 612

14 MARCH 2007

ASX ANNOUNCEMENT


RE: AMENDMENT TO GENERAL MEETING AGENDA


Progen Industries (ASX: PGL, NASDAQ: PGLA) today announced the withdrawal of resolutions 4 through 9 regarding the issue of performance options to the directors and employees.

On review of preliminary feedback it is clear that, whilst there is sufficient support for the issue of options to the executive directors and management, there is shareholder concern about the structure of the proposed option plan, especially in light of the current strong share price. The Board, with full support from management, has therefore determined to withdraw all performance option resolutions.

The Board will now restructure the incentive scheme to ensure it adequately rewards the Company's directors and employees to deliver superior shareholder returns.

The general meeting will take place at 10am on Friday 16 March 2007 at the Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly, QLD, 4068.


ENDS


/s/ Linton Burns


Mr Linton Burns
Company Secretary